Exhibit 99.6

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 of HEXO Corp. of our report dated July 13, 2021 relating to the December 31, 2020 consolidated financial statements of 2579951 Ontario Inc.

Chartered Professional Accountants

Licensed Public Accountants

Burlington, Canada

August 20, 2021